Exhibit 12.1

Computation of Consolidated Ratio of Earnings to Fixed Charges and Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months
	Ended				Restated	Restated
	March 31, 2008	2007	2006	2005	2004	2003
FIXED CHARGES:
Interest Expense on Deposits	29,736	183,113	172,584	138,862	122,263	147,060
Interest Expense on Other Borrowings	14,608	59,064	66,412	67,225	63,100	67,347
Building Rent	6,207	13,549	3,952	4,586	5,331	5,059
Equipment Rent	235	990	1,146	1,584	1,925	1,781

Total Blding and Equip Rent	6,442	14,539	5,098	6,170	7,256	6,840

Rental Expense 66.67%	4,295	9,693	3,399	4,114	4,838	4,560
Imputed Interest Expense 33.33%	2,147	4,846	1,699	2,056	2,418	2,280
Interest Capitalized	—	—	—	—	1,566	1,229
Fixed Charges Excluding Interest on Deposits	16,755	63,910	68,111	69,281	67,084	70,856
Fixed Charges Including Interest on Deposits	46,491	247,023	240,695	208,143	189,347	217,916

EARNINGS:
Net Income from Continuing Operations before Taxes	13,825	92,213	94,947	93,843	62,842	67,432
Plus: Fixed Charges Excluding Interest on Deposits	16,755	63,910	68,111	69,281	67,084	70,856
Less: Interest Capitalized	—	—	—	—	1,566	1,229

	30,580	156,123	163,058	163,124	128,360	137,059

EARNINGS:
Net Income from Continuing Operations before Taxes	13,825	92,213	94,947	93,843	62,842	67,432
Plus: Fixed Charges Including Interest on Deposits	46,491	247,023	240,695	208,143	189,347	217,916
Less: Interest Capitalized	—	—	—	—	1,566	1,229

	60,316	339,236	335,642	301,986	250,623	284,119

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES:
Excluding Interest on Deposits	1.83	2.44	2.39	2.35	1.91	1.93
Including Interest on Deposits	1.30	1.37	1.39	1.45	1.32	1.30

CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Excluding Interest on Deposits	1.83	2.44	2.39	2.35	1.91	1.93
Including Interest on Deposits	1.30	1.37	1.39	1.45	1.32	1.30